UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY 2017

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

		Page
Signature		2
Exhibit Index		3
Exhibit 99.1	Xinyuan Real Estate Co., Ltd. Press Release dated February 14, 2017
Exhibit 99.2	Xinyuan Real Estate Co., Ltd. Press Release dated February 14, 2017

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yuan (Helen) Zhang
Name:	Yuan (Helen) Zhang
Title:	Chief Financial Officer

Date: February 14, 2017

2

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Xinyuan Real Estate Co., Ltd. Press Release dated February 14, 2017
Exhibit 99.2	Xinyuan Real Estate Co., Ltd. Press Release dated February 14, 2017

3